

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 3, 2010

Sally J. Rau
General Counsel
Velti USA, Inc.
150 California Street
San Francisco, CA 94111

> **Re:** **Velti plc**
> **Amendment No. 3 to Registration Statement on Form F-1**
> **Filed on October 18, 2010**
> **File No. 333-166793**

Dear Ms. Rau:

We have reviewed your amended filing and have the following comments. References to prior comments refer to the comments in our letter dated September 21, 2010.

Summary Historical Consolidated Financial Data

Selected Consolidated Balance Sheets Data, page 8

1.	We note the pro forma adjustment of $48.7 million for the use of proceeds from the offering to repay outstanding debt. It does not appear that this adjustment is directly attributable to your offering or factually supportable pursuant to Rule 11-02(b)(6) of Regulation S-X. Please revise to remove this pro forma effect in your financial statements throughout the filing or tell us why revision is not required.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 44

2.	We note that you recorded approximately $3.9 million of amortizable intangible assets in connection with the Ad Infuse acquisition. Revise to include the pro forma effect for the amortization as if acquired January 1, 2009. Alternatively, explain your basis under Article 11 of Regulation S-X for not including amortization expense related to these assets as a pro forma adjustment.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 45

3.	We note your disclosure that the delay in payments from customers is a trend that has continued into 2010. We further note that such delays have contributed to the need for third party financing to fund your working capital requirements. Please tell us whether the slow-paying customers are significant customers and if so, how you considered disclosing that fact and any financial information regarding those customers which would be material information to investors. Also, please tell us how you considered disclosing how slow-paying customers may impact your need for third-party financing to fund future working capital requirements and provide us with an update on DSO subsequent to June 30, 2010, if available. Please refer to Item 303(A)(2)(ii) of Regulation S-K.

Customer Concentration, page 52

4.   We note your disclosure in this section that two customers accounted for 37% of your total revenue for the six months ended June 30, 2010. Please discuss your contractual arrangements with these customers, including the significant terms of such contracts. File your agreements with these customers as exhibits to your registration statement or provide us with your analysis as to why they are not required to be filed. Refer to Items 4(a) and 8(a) of Form F-1, Item 4.B(6) of Form 20-F and Item 601(b)(10)(ii)(B) of Regulation S-K.

Results of Operations

Comparison of Six Months Ended June 30, 2010 and 2009

Revenue, page 60

5.   You indicate in this section and in the revenue discussion for the period ended December 31, 2009 that the increases in your revenues for both periods were primarily the result of the growth in the number of campaigns from existing customers, the addition of new customers and revenue generated from the acquisition of Ad Fuse. For both periods, please quantify the change in revenue that was due to each of these factors. Refer to the interpretive guidance in Section III.D of SEC Release 33-6835.

Liquidity and Capital Resources, page 71

6.   With regard to the acquisition of Mobclix, Inc. in September 2010, please tell us how you assessed its significance as required by Rule 1-02(w) of Regulation S-X. To the extent the acquisition is significant at the 20% or more level, please tell us how you considered the financial statement requirements of Rule 3-05 and Article 11 of Regulation S-X.

Related Party Transactions

Facilities Agreement, page 120

7.   You disclose in this section that during the six months ended June 30, 2010, you entered into an agreement with Thor Luxembourg S.à.r.L extending your second term facility. Please file this agreement as an exhibit to your registration statement.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 3. Summary of Significant Accounting Policies

Depreciation and Amortization, page F-16

8.   We note your response to prior comment 1 and revised disclosures. In your response you indicate that you revised disclosure to include "an explanation of how these costs relate to revenue, as well as the basis for not allocating those costs," however, we are unable to locate this disclosure. Considering that much of your depreciation and amortization expense relates to the amortization of software developed for external use, and you account for this software in accordance with ASC 985-20, it appears that this amortization expense, at a minimum, relates to directly to revenues. As previously requested, please revise to indicate how depreciation and amortization costs relate to your revenue types as well as the basis for not allocating those costs pursuant to Rule 5-03(b)(2) of Regulation S-X. Also, please refer to SAB Topic 11.B.

Note 10. Equity Method Investments, page F-25

9.   Please tell us how you assessed the significance of your investments in Ansible Mobile, LLC and CASEE for purposes of compliance with Rule 3-09 of Regulation S-X. Also, please refer to Rule 1-02(w) of Regulation S-X.

Note 13. Income Taxes, page F-35

10.   We note your disclosure "we have not provided for U.K. income taxes on foreign earnings which are expected to be invested outside the U.K. indefinitely" and "upon distribution of those earnings, we would be subject to U.K. income taxes and withholding taxes payable to the foreign countries where the foreign operations are located, if any." In view of your working capital deficit as of June 30, 2010, your liquidity disclosure in Management's Discussion and Analysis should be revised to disclose the amount of unremitted earnings and the basis for your conclusion that you continue to have the ability to avoid remitting those earnings indefinitely. To the extent it is reasonably likely those earnings may require repatriation you should disclose the related income tax effect.

Sally J. Rau
Velti USA, Inc.
November 3, 2010
Page 4

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3456 with any other questions. If you need further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

Matthew Crispino
Staff Attorney

cc:	Via Facsimile (650) 687-1106
	Edward H. Batts, Esq.
	DLA Piper LLP